Exhibit 21.1
Subsidiaries Of Green Dot Corporation

Subsidiary	State or Other Jurisdiction of Formation
AccountNow, LLC	Delaware
AccountNow Services, Inc.	Delaware
Ready Financial Group, Inc.	Idaho
nFinanSe Payments Inc.	Nevada
Achieve Financial Services, LLC	Delaware
Green Dot Bank	Utah
Green Dot (Shanghai) Software Technology Co., Ltd.	People's Republic of China
Insight Card Services, LLC	Alabama
SBBT Holdings, LLC	Delaware
Santa Barbara Tax Products Group, LLC	Delaware
SD Financial Services, LLC	Delaware
UniRush, LLC	Delaware